Exhibit 99.9

(A free translation of the original in Portuguese) Futuragene Brasil Tecnologia Ltda. Report on the net book equity value based on the accounting records at October 31, 2020

(A free translation of the original in Portuguese) Report on the net book equity value based on the accounting records To the Shareholders and Management Futuragene Brasil Tecnologia Ltda. Information on the audit firm 1PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1,400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated November 1st, 2019, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 153,812, at September 30, 2020, represented by its undersigned partner, Mr. Daniel Vinícius Fumo, Brazilian, married, accountant, holder of Identity Card no 32.080.643-1 enrolled in the Individual Taxpayers Register (CPF) under no 227.040.578-18 and the Regional Accounting Council of the State of São Paulo under no 1SP256197/O-9, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Futuragene Brasil Tecnologia Ltda. ("Company") at October 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2The objective of the report of the net book equity value at October 31, 2020 of Futuragene Brasil Tecnologia Ltda. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. 2 of 7 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Futuragene Brasil Tecnologia Ltda. Scope of the work and responsibility of the independent auditors 4Our responsibility is to express a conclusion on the net book equity value of the Company at October 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders’ equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6Based on the work performed, we conclude that the amount of R$ 978,427.35, according to the balance sheet at October 31, 2020, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Futuragene Brasil Tecnologia Ltda. according to accounting practices adopted in Brazil. São Paulo, November 12, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Daniel Vinícius Fumo Contador CRC 1SP256197/O-9 3 of 7

Attachment I to report on the net book equity value based on the accounting records issued on November 12, 2020 Futuragene Brasil Tecnologia Ltda. Balance sheet At October 31, 2020 (A free translation of the original in Portuguese) ASSET Reais LIABILITIES Reais EQUITY Shareholders’ equity119,366,709.09 Accumulated losses for the period(118,388,281.74) * This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Futuragene Brasil Tecnologia Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated November 12, 2020.

(A free translation of the original in Portuguese) Attachment II to report on the net book equity value based on the accounting records issued on November 12, 2020 Futuragene Brasil Tecnologia Ltda. Notes to the balance sheet at October 31, 2020 In reais, unless otherwise stated 1.Basis of preparation and summary of the significant accounting policies The balance sheet at October 31, 2020 was prepared with the objective of report of the net book equity value of the Futuragene Brasil Tecnologia Ltda. (“Company”), to be used in the merger into Suzano S.A. The balance sheet at October 31, 2020 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1.Cash and cash equivalents Cash and cash equivalents include cash and bank deposits, are readily convertible into a known amount of cash and subject to an immaterial risk in value. 1.2.Financial assets 1.2.1.Classification Financial assets are classification based on the purpose for which the financial assets were acquired, is set forth below: (i) financial assets at amortized cost. Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if it has transferred substantially all risks and rewards of ownership. 1.2.1.1. Financial instruments measured at amortized cost Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement. It includes the balance of cash and cash equivalents and marketable securities. This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Futuragene Brasil Tecnologia Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated November 12, 2020.

1.3.Inventories These are evaluated at average acquisition, net of recoverable taxes, not exceeding their net realizable value. Material consumption of raw materials, laboratory materials, use and consumption, which are related to the processes required to research and development. 1.4.Property, plant and equipment Stated at the cost of acquisition, net of recoverable taxes. Such cost is deducted of accumulated depreciation and accumulated impairment losses, when incurred, at the highest of the value of use and sale, less cost to sell. Depreciation is recognized based on the estimated economic useful life of each asset on a straight-line basis. Land is not depreciated. The Company annually performs an analysis of impairment indicators of property, plant and equipment. An impairment for loss for property, plant and equipment, is only recognized if the asset’s recoverable amount is less than it is carrying amount. The recoverable amount of asset or cash-generating unit is the highest of its value in use and its fair value less cost to sell. Gains and losses on disposals of property, plant and equipment are measured by comparing the proceeds with the book value and are recognized in the statement of income at the disposal date. 1.5.Intangible assets These are measured at cost at the time they are initially recognized. After initial recognition, intangible assets are presented at cost less accumulated amortization and impairment losses, when applicable. Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication that their carrying values may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense related to its use and consistently with the economic useful life of the intangible asset. 1.6.Trade accounts payable Corresponds to the obligations payable for goods or services acquired in the normal course of the Company´s business, recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method, adjusted monetary and exchange rate variation, when applicable. Trade accounts payable are segregated between current and non-current based on maturities of respective obligations.

1.7.Loans and financing Loans and financing are initially recognized at their fair value, net of costs incurred in the transaction and are subsequently measured at amortized cost. Any difference between the amounts raised and settled is recognized in the statement of income during the period in which the loans and financing are outstanding, using the effective tax rate method. General or specific borrowing costs, directly attributed to the acquisition, construction or production of a qualified asset, are capitalized as a part of the cost of asset when it is probable that they will result in future economic benefits for the Company and that these costs may be measured with reliability. Other loan costs are recognized as expense in the period they are incurred 1.8.Share compensation plan The Company’s executives receive their compensation partially as share-based payment plans to be settled in cash. Plan-related expenses are recognized in the income statement as a corresponding entry to financial liabilities during the vesting period when services will be rendered. The financial liability is measured by its fair value every balance sheet date and its variation is recorded in the income statement as administrative expenses. At the option exercise date of option exercise paid in cash, the Company settles the financial liability in favor to the Company’s executives. 1.9.Other assets and liabilities current and non-current Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the Company and its cost or value can be measured reliably. A liability is recognized when the Company has a legal or constructive obligation arising from a past event, and it is probable that an economic resource will be required to settle this liability. 1.10.Share capital These all quotas are classified under shareholders’ equity. ***